

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Jide Zeitlin
Co-Chief Executive Officer
bleuacacia ltd
c/o The Keffi Group Ltd
500 Fifth Avenue
New York, New York 10110

   Re: bleuacacia ltd
    Amendment No. 3 to Registration Statement on Form S-1
    Filed October 29, 2021
    File No. 333-257240

Dear Mr. Zeitlin:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. Please revise the cover page to note that you will be a controlled company under Nasdaq rules and, as a result, may elect not to comply with certain corporate governance requirements.

Risk Factors
Risks Related to Our Securities, page 62

2. In the exclusive forum risk factor related to the warrants and rights, on page 69, you carve out the Securities Act and Exchange Act, stating, "Notwithstanding the foregoing, these

provisions of the public and private warrant agreements and rights agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum." Paragraph 7.3 of the Rights Agreement, however, does not carve out the Securities Act from the exclusive forum provision. Please reconcile.

Dilution, page 90

3.   We note you have revised the table on page 90 which shows the calculation of pro forma net tangible book value per share after the offering, to remove the column taking into account the over-allotment. Please explain in your response why this column was removed or reinstate this disclosure.

     You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Laura Crotty at 202-551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Valerie Ford Jacob, Esq.